June 30, 2017

Jay Ingram

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:	Venator Materials PLC
Amendment No. 1 to Registration Statement on Form S-1
Filed June 13, 2017
File No. 333-217753

Ladies and Gentlemen:

Set forth below are the responses of Venator Materials PLC (the “Company”, “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 26, 2017, with respect to Amendment No. 1 to Registration Statement on Form S-1, File No. 333-217753, filed with the Commission on June 13, 2017 (the “Amendment No. 1”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”). For your convenience, we will hand deliver three full copies of Amendment No. 2, as well as three copies of Amendment No. 2 marked to show all changes since the filing of Amendment No. 1.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.  All references to page numbers and captions correspond to Amendment No. 1 unless otherwise specified.

Industry and Market Data, page iii

1.                                      It appears you are disclaiming responsibility for the accuracy of the disclosure relating to market data and other statistical disclosure. Please clarify the manner in which you are cautioning investors, particularly in light of the disclosure where you state that “[al]though we believe these third-party sources are reliable as of their respective dates, we have not independently verified such third-party information nor have we ascertained the underlying economic assumptions relied upon in those sources.”

RESPONSE:         We acknowledge the Staff’s comment and have revised the disclosure in Amendment No. 2 to remove the language quoted by the Staff.  Please see page iii of Amendment No. 2.

We have identified a material weakness in our internal control over financial reporting..., page 31

2.                                      Please disclose the dollar amounts relating to the post-closing adjustments that were made to the company’s books and records and your financial statements as a result of the material weaknesses.

RESPONSE:         We acknowledge the Staff’s comment and have revised the disclosure in Amendment No. 2 to include the dollar amounts relating to the post-closing adjustments that were made to the company’s books and records and financial statements as a result of the material weakness.  Please see page 36 of Amendment No. 2.

Restructuring Activities, page 93

3.                                      We note your response and updated disclosures related to our comment 6 in our letter dated May 5, 2017. Please update your disclosures to also quantify the anticipated savings that will improve earnings and cash flows over the next few years.

RESPONSE:         We acknowledge the Staff’s comment and have revised the disclosure in Amendment No. 2 to quantify the anticipated savings that will improve earnings and cash flows over the next few years.  Please see pages 15, 29, 79 and 102 of Amendment No. 2.

Arrangements Between Huntsman and Our Company, page 146

4.                                      Since the terms of the arrangements have not been finalized and you concede that material changes may occur, it is not clear how your current disclosure provides sufficient information to enable an informed investment decision. Please explain why you believe the disclosure in its present form provides a materially complete description of the terms and impact of the arrangements or provide us with a disclosure plan for updating and completing the information as necessary.

RESPONSE:         We acknowledge the Staff’s comment and have revised the disclosure in Amendment No. 2 to provide detailed information regarding our Financing Arrangements. We have also provided additional information regarding certain other agreements to be entered into between Huntsman and Venator and removed the language that indicated that material changes may occur to these agreements as we believe they are now substantially final.  As revised, we believe the disclosure in its present form provides a materially complete description of the terms of these agreements.  Please see pages 158-164 of Amendment No. 2.

Exhibit 10.1; Separation Agreement

5.                                      On page 10 of your prospectus, you state the Separation Agreement includes provisions to address the Rockwood lawsuit and the Pori fire and insurance proceeds. We are unable to locate those provisions. Please advise.

RESPONSE:         With respect to the Rockwood lawsuit, the definition of “Assumed Actions” in the Separation Agreement means “(a) those Actions which are listed in Schedule 1.1; and (b)

those Actions that are primarily related to the Venator Business, regardless whether listed on Schedule 1.1, other than Actions related to or forming the basis of the Rockwood Claims.”  The definition of “Rockwood Claims” under the Separation Agreement means “the claims asserted by Huntsman International LLC in that certain action styled Huntsman International LLC v. Albemarle Corporation, Rockwood Specialties Group, Inc., Rockwood Holdings, Inc., Seifollah “Seifi” Ghasemi, Andrew M. Ross, Thomas J. Riordan, and Michael W. Valente filed in the Supreme Court of New York.”  As the Rockwood Claims are carved out of the definition of Assumed Actions, which details the legal actions assumed by Venator, Huntsman retains all rights to the claims against the defendants in such suit as disclosed on pages 80 and 159 of Amendment No. 2.

With respect to the Pori Fire — Section 6.1(d) of the Separation Agreement provides that “Following the Effective Date, . . .  , with respect to any losses, damages and liabilities incurred by any member of the Venator Group prior to or in respect of the period prior to the Effective Date, Huntsman will provide Venator with access to, and Venator may, upon 10 days’ prior written notice to Huntsman, make claims under Huntsman’s insurance policies in place at the Effective Date and Huntsman’s historical policies of insurance, but solely to the extent that such policies provided coverage for any of the members of the Venator Group prior to the IPO” (emphasis added).  Pursuant to this provision, Venator will have the benefit of the property and business interruption insurance proceeds related to the Pori Fire. In addition, the claims made related to the Pori Fire under Huntsman’s existing insurance are Venator Assets under the Separation Agreement and as such are being transferred to and will be owned by Venator. Please see pages 14, 15, 24 and 159 of Amendment No. 20.

6.                                      In the prospectus, you continue to refer to the Separation Agreement as something that you will enter into in the future. In addition, the Separation Agreement, as filed, appears to be materially incomplete. Given the importance of the provisions in this agreement (and the descriptions in the prospectus) to your offering, please file an executed version of this agreement prior to effectiveness or explain why you are unable to do so.

RESPONSE:         We acknowledge the Staff’s comment and respectfully advise the Staff that we have filed an updated versions of the Separation Agreement as Exhibit 2.1 to Amendment No. 2.  We believe this version to be materially complete.  Pursuant to Item 601(b)(2) of Regulation S-K, the schedules to the Separation Agreement have been omitted as they do not contain information which is material to an investment decision and which is not otherwise disclosed in the agreement or in Amendment No. 2.  We agree to furnish supplementally to the Staff a copy of any omitted schedules upon request.

We further advise the Staff that if the offering is abandoned for any reason, Huntsman Corporation does not anticipate separating its pigments and additives business as described in the Separation Agreement and in Amendment No. 2.  As such, we expect the Separation Agreement to be executed in connection with the closing of this offering and not prior to effectiveness.  We believe the description of the Separation Agreement in Amendment No. 2 and the Separation

Agreement filed as Exhibit 2.1 to Amendment No. 2 to be substantially complete and to provide potential investors with sufficient information to enable an informed investment decision.

Exhibit Index

7.                                      You have disclosed your intention to file several exhibits in the future but you do not appear to reference the Master Lease Agreement, Registration Rights Agreement, or Financing and indebtedness Agreements. Please include these or tell us why they are not required.

RESPONSE:                            We acknowledge the Staff’s comment and respectfully advise the Staff that we have filed the Form of Registration Rights Agreement as Exhibit 4.2 to Amendment No. 2. We have also filed as exhibits to Amendment No. 2 an updated Form of Separation Agreement, our current Articles of Association, the Form of Certificate evidencing Ordinary Shares and the Form of Employee Matters Agreement. We also advise the Staff that we no longer intend to enter into a Master Lease Agreement and removed all references to such agreement from Amendment No. 1, and intend to file financing and/or indebtedness agreements in a subsequent amendment.

*              *              *              *              *

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Sarah K. Morgan of Vinson & Elkins L.L.P. at (713) 758-2977.

Very truly yours,

VENATOR MATERIALS PLC

By:	/s/ Russ R. Stolle
Name:	Russ R. Stolle
Title:	Senior Vice President, General Counsel and
Chief Compliance Officer

Enclosures

cc:	Simon Turner (Venator Materials PLC)
Sarah K. Morgan (Vinson & Elkins L.L.P.)
Alan Beck (Vinson & Elkins L.L.P.)